--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                           ALYSIS TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                               PITNEY BOWES INC.

                                      and

                             MAUI ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   02261D101
                     (CUSIP Number of Class of Securities)

                               SARA E. MOSS, ESQ.
                               PITNEY BOWES INC.
                               WORLD HEADQUARTERS
                               ONE ELMCROFT ROAD
                        STAMFORD, CONNECTICUT 06926-0700
                                 (203) 356-5000

                                   COPIES TO:

                             DOUGLAS A. CIFU, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 373-3000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------
          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
----------------------------------------------------------------------------------------
                $23,178,440                                    $4,636
----------------------------------------------------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 11,171,891 shares of common stock, par value $0.01 per share, of Alysis Technologies, Inc. (the "Common Shares") and 2,417,112 shares of Class B common stock, par value $0.01 per share, of Alysis Technologies, Inc. (the "Class B Shares" and together with the Common Shares, the "Shares"), (ii) the tender offer price of $1.39 per Share, and (iii) options to acquire 3,086,134 Common Shares.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is 1/50th of one percent of the aggregate Transaction Valuation.

    /X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $3,818 Form or Registration No.: SEC File
No. 5-49891 Filing Party: Pitney Bowes Inc. and Maui Acquisition Corp. Date
Filed: March 29, 2001.

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 29, 2001 (the "Schedule TO") by Maui Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Alysis Technologies, Inc. (the "Company") and all the outstanding shares of class B common stock, par value $0.01 per share, of the Company (the "Class B Shares" and together with the Common Shares, the "Shares"), at a purchase price of $1.39 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase, or in the Schedule TO. Page references in the text of the Amendment correspond to the pages of the Offer to Purchase.

ITEM 2. SUBJECT COMPANY INFORMATION

    Item 2 of the Schedule TO is amended and supplemented to include the following additional information.

    The paragraph entitled "Selected Financial Information" and the related table of Section 8 of the Offer to Purchase (pages 13 and 14) are amended in their entirety to read as follows:

    SELECTED FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K405 for the fiscal year ended December 31, 2000 (the "Form 10-K"). Such Form 10-K is incorporated herein by reference. More comprehensive financial information is included in the Form 10-K and other documents filed by the Company with the Commission. The summary financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below under "Available Information."

                           ALYSIS TECHNOLOGIES, INC.
                         SELECTED FINANCIAL INFORMATION

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations:
Revenues:
License.....................................................  $  2,928   $ 7,623    $  3,141   $ 7,911    $  7,345
Service.....................................................     2,458     7,290       5,661    11,347      12,347
Maintenance.................................................     3,274     4,899       4,369     3,223       2,588
Hardware....................................................        --        --          --        --       3,412
                                                              --------   -------    --------   -------    --------
Total revenues..............................................     8,660    19,812      13,171    22,481      25,692
                                                              --------   -------    --------   -------    --------
Cost of revenues:
License.....................................................       874       287         231       362         426
Service.....................................................     1,130     3,948       5,171     4,862       3,631
Maintenance.................................................     1,409     2,129       2,500       837         721
Hardware....................................................        --        --          --        --       2,716
                                                              --------   -------    --------   -------    --------
Total cost of revenues......................................     3,413     6,364       7,902     6,061       7,494
                                                              --------   -------    --------   -------    --------
Operating Expenses:
Sales and marketing.........................................     5,555     4,476       5,234     4,757       5,133
General and administrative..................................     8,607     7,758       7,850     7,101       6,629
Product development.........................................     3,755     1,874       4,861     4,480       4,226
                                                              --------   -------    --------   -------    --------
Total operating expenses....................................    17,917    14,108      17,945    16,338      15,988
                                                              --------   -------    --------   -------    --------
Operating income (loss).....................................   (12,670)     (660)    (12,676)       82       2,210
Other Income (expense):
Interest Expense............................................        --        --          --        (4)        (55)
Interest income and other...................................       183       349         395       506         153
Gain on sale of product line................................     3,777        --          --        --          --
                                                              --------   -------    --------   -------    --------
Income (loss) before income taxes...........................    (8,710)     (311)    (12,281)      584       2,308
                                                              --------   -------    --------   -------    --------
Income taxes................................................        --        --          --        23
Net income (loss)...........................................  $ (8,710)  $  (311)   $(12,281)  $   561    $  2,308
Preferred stock dividends...................................  $    276   $   117    $     --   $    --    $     --
                                                              --------   -------    --------   -------    --------
Net income (loss) applicable to common stockholders.........  $ (8,986)  $  (428)   $(12,281)  $   561    $  2,308
                                                              ========   =======    ========   =======    ========
Basic net income (loss) per share applicable to common
  stockholders..............................................  $  (0.67)  $ (0.03)   $  (1.06)  $  0.05    $   0.25
                                                              ========   =======    ========   =======    ========
Diluted net income (loss) per share applicable to common
  stockholders..............................................  $  (0.67)  $ (0.03)   $  (1.06)  $  0.05    $   0.23
                                                              ========   =======    ========   =======    ========
Shares used in computing basic net income (loss) per share
  applicable to common stockholders.........................    13,385    12,326      11,596    11,164       9,098
                                                              ========   =======    ========   =======    ========
Shares used in computing diluted net income (loss) per share
  applicable to common stockholders.........................    13,385    12,326      11,596    12,017      10,256
                                                              ========   =======    ========   =======    ========

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance Sheet Data:
Working Capital.............................................   $ (469)   $ 5,864    $ 3,124    $15,008    $14,117
Total assets................................................    4,210     14,601     10,010     19,288     19,177
Convertible preferred stock.................................    3,814      3,814         --         --         --
Stockholders' equity (net capital deficiency)...............    1,660      9,014      3,823     15,623     14,576

    PROJECTIONS. In the course of the discussions between Parent and the Company, First Union provided Parent with certain projections of the Company's projected operating performance for 2001 as developed by the Company. The projections do not reflect the consummation of the Offer or the Merger or any other extraordinary transaction involving the Company. The Company has advised Parent and the Purchaser that it does not as a matter of course disclose projections as to future revenues or other income statement data and the projections were not prepared with a view to public disclosure. In addition, the projections were not prepared in accordance with generally accepted accounting principles, or with a view to compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of the data than as shown below. The projections have not been examined or reviewed by the Company's independent auditors, and accordingly they have not expressed an opinion or provided any other assurance on the data.

    The forecasted information is included herein solely because such information was furnished to Parent and the Purchaser prior to the Offer. Accordingly, the inclusion of the projections in this Offer should not be regarded as an indication that Parent, the Purchaser or the Company, their advisors or their respective officers and directors consider such information to be accurate or reliable. In addition, because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company, Parent or the Purchaser, there can be no assurance that the results set forth in the below projections will be realized and it is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those set forth below.

    Set forth below is a summary of the projections provided by the Company. The projections should be read together with the financial statements of the Company referred to herein.

                           ALYSIS TECHNOLOGIES, INC.
                        PROJECTED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                              PROJECTED FISCAL
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
Income Statement Data:
  Total Revenue.............................................        $30,429
  Gross profit..............................................         26,511
  Net income................................................           (152)

ITEM 4. TERMS OF THE TRANSACTION

    Item 4 of the Schedule TO is amended and supplemented to include the following additional information.

    The penultimate paragraph of Section 14 of the Offer to Purchase (page
37) is amended in its entirety to read as follows:

        "The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be, other than the Minimum Condition, waived by Parent or the Purchaser in whole or in part, at any time or from time to time but before the expiration of the Offer, in their discretion subject to the terms of the Merger Agreement. The failure of Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time."

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Item 5 of the Schedule TO is amended and supplemented to include the following additional information.

    The third paragraph of Section 11 of the Offer to Purchase (page 17) is amended in its entirety to read as follows:

        "In November 2000, Parent provided a preliminary non-binding proposal to acquire the Company, assessing its enterprise value between $8 and $12 million, subject to due diligence and adjustments for specified amounts to be negotiated. After a follow-up discussion with First Union, Parent agreed to increase its initial offer to a proposed enterprise valuation for the Company between $14 and $18 million, again subject to due diligence and other adjustments to be negotiated."

    The fifth paragraph of Section 11 of the Offer to Purchase (page 17) is amended in its entirety to read as follows:

        "On January 16, 2001, Parent, subsequent to a meeting with First Union and management on January 4, 2001, increased its offer again and proposed an enterprise valuation of the Company between $25 and $30 million."

    The ninth paragraph of Section 11 of the Offer to Purchase (page 17) is amended in its entirety to read as follows:

        "On February 27, 2001, subsequent to the completion of additional financial and technical due diligence, Parent submitted a revised cash offer, based on an enterprise valuation of the Company at $23 million. The Company rejected the proposed offer."

    The eleventh paragraph of Section 11 of the Offer to Purchase (page 17) is amended in its entirety to read as follows:

        "On March 5, 2001, Parent agreed to increase its offer, based on an enterprise valuation of the Company at $27 million, subject to the deduction of certain charges, such as the severance payments to Company employees, transaction costs, certain restructuring charges and the redemption of the Company's preferred stock. Parent's resulting net valuation of the Company was approximately $19 million, or $1.39 per Share."

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS AND

ITEM 11. ADDITIONAL INFORMATION

    Items 6 and 11 of Schedule TO are amended and supplemented to include the following information.

    The twenty-first paragraph of Section 11 of the Offer to Purchase (fifth paragraph from the bottom on page 18) is amended in its entirety to read as follows:

        "In connection with the Merger and following the execution of the Merger Agreement, James Flynn, William Clarke, Edward Mangiaratti and Lou Provenzano (each an "Employee" and together, the "Employees") entered into new employment agreements (each an "Employment Agreement") with Parent.

        EMPLOYMENT AGREEMENTS. Messrs. Flynn and Clarke's Employment Agreements provide for an initial one-year term, after which these Employees will become "at-will" employees of Parent. Messrs. Mangiaratti and Provenzano's Employment Agreements provide for an "at-will" employment relationship.

        The Employment Agreements provide that Messrs. Flynn, Clarke, Mangiaratti and Provenzano will serve as Chief Operating Officer of docSense (a division of Parent), Vice-President--Product Development of docSense, Vice-President--Engineering of docSense and Vice President--Digital Document Delivery Worldwide Sales of docSense, respectively, with annual base salaries of $225,000, $195,000, $170,000 and $175,000, respectively. Each
    Employee also will be eligible to receive an annual incentive award ranging from 40% to 50% of his annual base salary, except for Mr. Provenzano who will be eligible to earn an annual sales commission targeted at (but not limited to) 100% of his annual base salary. In addition, Messrs. Flynn, Clarke and Provenzano will be entitled to retention bonuses in the amount of $409,400, $402,500 and $80,000, respectively, payable in quarterly installments unless, with respect to Messrs. Flynn and Clarke only, the employment relationship is terminated for Cause, Disability, Death (as such terms are defined in each of the Employment Agreements) or voluntary resignation and, with respect to Mr. Provenzano only, the employment relationship is terminated for cause or voluntary resignation. Finally, Messrs. Flynn, Clarke, Mangiaratti and Provenzano will receive non-qualified stock options to purchase 5,600, 4,400, 3,000 and 4,400 shares of common stock of Parent, respectively, subject to the approval of Parent's board of directors. The options, if approved, will vest over a four-year period. None of the Employees has the ability to own equity in the surviving company after the Merger.

        The financial terms of Mr. Flynn's Employment Agreement described above depart from the terms of his employment agreement with the Company (the "Prior Agreement"). Under the Prior Agreement, Mr. Flynn was employed as Executive Vice-President and Chief Operating Officer of the Company with an annual base salary of $225,000. He was eligible for a 50% year-end bonus calculated on his base salary, commencing in 2001. He also received options to purchase 100,000 Common Shares, at an exercise price equal to the closing price of the Common Shares on the OTCBB on December 1, 2000, vesting over a three-year period. The vesting of these options will accelerate upon a change of control. Therefore, these options will all be vested upon completion of the Offer."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The last sentence of the first paragraph of Section 10 of the Offer to Purchase (page 16) is amended and replaced to read as follows:

    "Parent currently anticipates funding such capital contribution with cash on hand."

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2001

                                                       PITNEY BOWES INC.

                                                       By:  /s/ BRIAN M. BAXENDALE
                                                            ----------------------------------------------
                                                            Name: Brian M. Baxendale
                                                            Title: Executive Vice President and President,
                                                            Document Messaging Technologies

                                                       MAUI ACQUISITION CORP.

                                                       By:  /s/ BRIAN M. BAXENDALE
                                                            ----------------------------------------------
                                                            Name: Brian M. Baxendale
                                                            Title: President and Chief Executive Officer